Exhibit 99.1

Silicon Motion Announces New Organizational Structure to Support

Continued Global Business Growth

Establishes Two Dedicated Business Units and Appoints Senior Leaders to Oversee

Growth and Further Market Expansion

TAIPEI, Taiwan and MILPITAS, Calif., Dec. 11, 2023 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion, “the “Company” or “we”), a global leader in designing and marketing NAND flash controllers for solid-state storage devices, today, announced a new organizational structure and leadership team appointments to support the Company’s continued global business growth. These changes will take effect immediately.

Core to this announcement is the establishment of two business units designed to create a more focused and specialized structure that should enable faster innovation and stronger growth and support the Company’s commitment to delivering the best-in-class solutions for its customers. The Client & Automotive Storage (“CAS”) Business Unit will house the Company’s client SSD controllers, mobile controllers, Ferri products and expandable controllers. The Enterprise Storage & Display Interface Solution (“ESDI”) Business Unit will encompass the Company’s enterprise SSD controllers and display interface products.

As part of the new organizational structure, Silicon Motion has created the following leadership roles:

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Nelson S. Duann, currently Silicon Motion’s Senior Vice President of Marketing and R&D, has been appointed as a Senior Vice President of the CAS business unit. In this capacity, he will oversee product planning, major OEM business development and OEM project management for the Company’s client SSD controllers, mobile controllers, Ferri products and expandable controllers.

•

Alex Chou joins Silicon Motion as a Senior Vice President to lead the ESDI business unit. In this role, he will be responsible for leading Silicon Motion’s enterprise storage group, to expand the business into data center and enterprise storage as well as expand the Company’s display interface business into the PC docking market.

•

Robert Fan, currently the Company’s President of Silicon Motion, Inc. (“SMI USA”), has been promoted to Senior Vice President of Global Sales and President of SMI USA. In this capacity, he will lead the Company’s worldwide sales, field application engineers (FAEs), and corporate marketing communications and public relations efforts.

“The increasing adoption of NAND in consumer, industrial, commercial and enterprise applications continue to expand our opportunities for growth,” said Wallace Kou, President and CEO of Silicon Motion. “By creating these two dedicated business units, we will be even better positioned to develop the most advanced controller technology and deliver industry-leading solutions for our customers. Today, we see a unique opportunity to expand into new markets and increase share in our existing businesses, and with this new structure, we will be able to do so quicker and more effectively to drive our long-term success.”

Nelson Duann has been with Silicon Motion since 2007 and has nearly 25 years of experience in product design, development, and marketing in the semiconductor industry. He was most recently leading Silicon Motion’s marketing and R&D efforts and has played a key role in leading the Company’s OEM business for mobile storage and SSD controller solutions, helping to introduce these products to growing them into the market leaders in these markets today. Prior to Silicon Motion, he worked for Sun Microsystems focusing on UltraSPARC microprocessor projects.

Alex Chou joined Silicon Motion on Dec. 1st, 2023. He brings over 30 years industry experience in ASIC design/applications engineering, product marketing, business strategy, and executive-level business engagement. Prior to joining the Company, he was Senior Vice President at Synaptics, where he was the GM responsible for the growth and success of its Wireless Connectivity business. Prior to that, he spent more than 18 years at Broadcom, and was responsible for their enterprise networking, WiFi network solutions and client WIFI/BT/GNSS as VP of Product Marketing at Broadcom’s Wireless Connectivity BU.

Robert Fan joined Silicon Motion in 2013 and served as the President of SMI USA until 2023. Prior to joining Silicon Motion, Mr. Fan served in executive management roles at Spansion, IDT, and at two venture capital-backed startups. He also spent over nine years at Intel in sales, marketing and management positions and was a chip designer earlier in his career.

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid-state storage devices. We supply more SSD controllers than any other company in the world for servers, PCs and other client devices and are the leading merchant supplier of eMMC and UFS embedded storage controllers used in smartphones, IoT devices and other applications. We also supply customized high-performance hyperscale data center and specialized industrial and automotive SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from one or more customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the impact of inflation on our business and customer’s businesses and any effect this has on economic activity in the markets in which we operate; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes together with the uncertainties associated with any future outbreaks of COVID-19, including, but not limited to, the emergence of variants to the original COVID-19 strain; the recent increases in tensions between Taiwan and China including enhanced military activities; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; supply chain disruptions that have affected us and our industry as well as other industries on a global basis; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in the products we sell given the current raw material supply shortages being experienced in our industry; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 28, 2023. Other than as required under the securities laws, we do not intend, and do not undertake any obligation to, update or revise any forward-looking statements, which apply only as of the date of this press release.

Investor Contacts:

Jason Tsai	Selina Hsieh
Vice President of IR & Finance	Investor Relations
jtsai@siliconmotion.com	ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

E-mail: sara.hsu@siliconmotion.com